Elevate.Money

Hello Friend,

We have some exciting news!

We here at Elevate Money, Inc. are about to launch a "Community Round" on Wefunder.

This means we're letting our customers and biggest supporters become reservation holders in our real estate investment platform Elevate Money, Inc. At this stage, we are "testing the waters" to gauge investor interest under Regulation Crowdfunding.*


Invest In Elevate Money
Hello, Alex
$1,631.41
$50
McCart Ave.
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We decided to host a Community Round for Elevate Money on Wefunder to share the upside of our success with the people who know us best: Our family, friends, and customers. You are our foundation.

Our Community Round is about building a network of people who share our mission and values. The great thing about Wefunder is that it allows anyone—whether or not you are an accredited investor—to become an angel investor in our company with a minimum investment of $500.

We're launching on 7/20/23. Will you join us?

Keep an eye out tomorrow for details on how to get involved!

Harold, Alex, Sach
The Founders of Elevate Money

*Disclaimer: Elevate Money is "testing the waters" to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind."